UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

XWELL, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98420U703

(CUSIP Number)

Wayne Mack

  Richard Waldo

  CPC Pain & Wellness SPV, LLC

  301 Edgewater Place, Suite 100

  Wakefield, MA 01880

  (617) 531-9767

Ben A. Stacke

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98420U703

1	NAME OF REPORTING PERSON CPC Pain & Wellness SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON ACM-CPC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON Wayne Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual Citizenship: United States of America and South Africa

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

3 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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1	NAME OF REPORTING PERSON Richard Waldo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 394,200
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 394,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.42%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

4 Based on 4,183,435 shares of Common Stock outstanding as of May 14, 2024 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2024.

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Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value of $0.01 per share (the “Common Stock”), of XWELL, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 254 West 31st Street, 11th Floor, New York, NY.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by:

(i) CPC Pain & Wellness SPV, LLC (“CPC”), a Delaware limited liability company with respect to shares of Common Stock held directly by it;

(ii) ACM-CPC, LLC (“ACM-CPC”), as the managing member of CPC;

(iii) Wayne Mack, as the co-managing member of ACM-CPC; and

(iv) Richard Waldo, as the co-managing member of ACM-CPC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal business office of (i) CPC is 301 Edgewater Place, Suite 100 Wakefield, MA 01880 and (ii) ACM-CPC, Mr. Mack and Mr. Waldo is 1500 District Avenue, Burlington, MA 01803.

(c) The principal business of CPC is investing in securities. The principal business of ACM-CPC is acting as the managing member of CPC. The principal business of each of Mr. Mack and Mr. Waldo is serving as the managing member of ACM-CPC and managing investments.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of CPC and ACM-CPC is a Delaware limited liability company. Mr. Mack is a citizen of the United States of America and South Africa. Mr. Waldo is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by CPC were purchased with working capital. The aggregate purchase price of the 394,200 shares of Common Stock directly owned by CPC (the “Shares”) was approximately $790,804.55, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned with the Issuer’s long-term underperformance and believe shareholder representation on the Board of Directors of the Issuer (the “Board”) and a change in the composition of the Board is necessary to drive significant improvements to the Issuer’s governance, capital allocation and operations, and to explore strategic alternatives. The Reporting Persons believe there are significant growth opportunities at the Issuer and remains available and ready to engage directly with the Board and management to discuss such opportunities.

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Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition), certain strategic alternatives or the operations of the Issuer, purchasing additional Common Stock, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 394,200 shares of Common Stock beneficially owned by the Reporting Persons, representing 9.42% of the 4,183,435 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed on May 15, 2024.

A. CPC

(a)	As of the date hereof, CPC directly owned 394,200 Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by CPC during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

B.	ACM-CPC

(a)	ACM-CPC, as the managing member of CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)	ACM-CPC has not entered into any transactions in securities of the Issuer during the past 60 days.

C.	Wayne Mack

(a)	Mr. Mack, as the co-managing member of ACM-CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

(c)	Mr. Mack has not entered into any transactions in securities of the Issuer during the past 60 days.

D.	Richard Waldo

(a)	Mr. Waldo, as the co-managing member of ACM-CPC, may be deemed the beneficial owner of the 394,200 Shares owned directly by CPC.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 394,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 394,200

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(c)	Mr. Waldo has not entered into any transactions in securities of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 17, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, by and among CPC Pain & Wellness SPV, LLC, ACM-CPC, LLC, Wayne Mack and Richard Waldo, dated June 17, 2024.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

CPC PAIN & WELLNESS SPV, LLC

By: ACM-CPC, LLC

By:	/s/ Wayne Mack
Name: Wayne Mack
Title: Managing Member

By:	/s/ Richard Waldo
Name: Richard Waldo
Title: Managing Member

ACM-CPC, LLC

By:	/s/ Wayne Mack
Name: Wayne Mack
Title: Managing Member

By:	/s/ Richard Waldo
Name: Richard Waldo
Title: Managing Member

/s/ Wayne Mack
Wayne Mack

/s/ Richard Waldo
Richard Waldo

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Schedule A

Nature of Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase
Purchase of Common Stock	3,000	$1.6403	6/5/2024
Purchase of Common Stock	3,000	$1.6574	6/6/2024
Purchase of Common Stock	3,000	$1.6026	6/7/2024
Purchase of Common Stock	41,068	$1.6799	6/10/2024
Purchase of Common Stock	20,310	$1.9073	6/11/2024
Purchase of Common Stock	48,921	$2.0691	6/12/2024
Purchase of Common Stock	46,255	$2.3456	6/13/2024
Purchase of Common Stock	24,320	$2.4972	6/14/2024
Purchase of Common Stock	4,326	$2.4950	6/17/2024

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